Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-150425
May 5, 2008

INTERACTIVE BROKERS GROUP, INC.
Free Writing Prospectus

Subsequent to the filing of this Free Writing Prospectus with the Securities and Exchange Commission, W.R. Hambrecht + Co., LLC intends to send issue the following press release:

WR Hambrecht + Co to Conduct OpenFollowOnSM Auction for Interactive Brokers Group

New York – May 5, 2008 — WR Hambrecht + Co will conduct an offering of up to 50,000,000 shares of Class A common stock of  Interactive Brokers Group, Inc. (“Interactive Brokers,” NASDAQ: IBKR) via the OpenFollowOnSM Dutch auction process after the market close on May 7, 2008.

As indicated by its registration statement filed with the SEC on April 24, 2008, Interactive Brokers can choose to sell up to 50,000,000 shares of Class A common stock at or above $33.50 per share.  No bids below $33.50 per share will be accepted in the auction.

Interactive Brokers has committed in writing to WR Hambrecht + Co that it will promptly deregister any shares which remain unsold after the auction and will not re-register them until at least April 15, 2009.  Further, Interactive Brokers has committed in writing that it will not register another public offering of shares until at least April 15, 2009, regardless of the number of shares sold in this offering.

W.R. Hambrecht + Co., LLC, Fox-Pitt, Kelton Cochran Caronia Waller (USA) LLC, and Sandler O’Neill + Partners, L.P. are acting as placement agents for the offering. The public offering will be made only by means of a prospectus which may be obtained by going to WR Hambrecht + Co’s Web site, www.wrhambrecht.com, by calling 800-673-6476, by writing to WR Hambrecht + Co, P.O. Box 677, Berwyn, PA 19312 or by going to www.interactivebrokers.com/IBDA.

OpenFollowOnSM Dutch auction process

Pre-auction bids can be submitted at any point up to approximately an hour prior to the actual live OpenFollowOnSM auction. In the auction and pre-auction periods, bidders may only bid at or above the minimum offering price of $33.50 per share. After the close of the markets on May 7, 2008, an approximately 30 minute live auction will be used to determine a clearing price. If a clearing price is achieved, shares will be allocated on a price and time priority basis, unless the Company decides to sell shares at a price below the clearing price (but at least equal to the minimum bid price). In this case, shares would be allocated on a pro-rata basis.  If a clearing price is not achieved, all shares bid for will be sold at the minimum bid price.

About WR Hambrecht + Co:

WR Hambrecht + Co (www.wrhambrecht.com) is a disruptive financial services firm using technology and auction processes to provide open and fair access to the capital markets for issuers and investors. The firm’s impartial auctions, which allow the market to determine pricing and allocation, are dramatically changing the financial services landscape. WR Hambrecht + Co is headquartered in San Francisco with offices in Boston, New York, and Philadelphia.

About Interactive Brokers Group, Inc.:

Interactive Brokers Group, Inc., together with its subsidiaries (the “Company”), is an automated global electronic market maker and broker specializing in routing orders and executing and processing trades in options, futures, stocks, bonds, funds, and foreign exchange instruments as a member of more than 70 electronic exchanges and trading venues around the world. The Company provides professional traders and investors with direct access to options, futures, stocks, forex and bonds from a single IB Universal AccountSM. Interactive Brokers Group, Inc. is a Delaware corporation which has been formed to hold shares in and become the managing member of IBG LLC, the current holding company for its business.

A registration statement relating to shares of Interactive Brokers Class A common stock described above has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact:

Sharon Smith

ssmith@wrhambrecht.com

415-551-8606

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Forward-Looking Statements

Some of the statements contained in this free writing prospectus may constitute forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  More detailed information about factors that may affect our performance may be found under “Risk Factors” in the preliminary prospectus.  Any forward-looking statements included in this free writing prospectus are based on information available to us on the date of this free writing prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Interactive Brokers Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Interactive Brokers Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov <http://www.sec.gov> . Alternatively, the issuer, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-673-6476.